FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated September 10, 2014

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

U(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

U(Address of principal executive offices)

Julio Cesar de Toledo Piza Neto,

Chief Executive Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Earnings Release

Year and Quarter ended

June 30, 2014

São Paulo, September 5, 2014 – BrasilAgro (BM&FBOVESPA: AGRO3) (NYSE: LND), the Brazilian leader in acquiring and developing rural properties that offer high potential for price appreciation in Brazil, announces its consolidated results for the fiscal year and quarter ended June 30, 2014. The annual and consolidated quarterly information is prepared in accordance with International Financial Reporting Standards (IFRS).

Highlights

     Beginning of operations in Paraguay, with the acquisition of 50% of Cresca S.A.

     Sale of 24,624 ha in Paraguay for US$ 14.8 million and 1,164 ha of the Araucária Farm for R$ 41.3 million.

     Obtained environmental licenses for a further 16,000 ha during FY14.

     Transformation of 13,000 ha during FY14.

     Independent portfolio appraisal of R$ 1.3 billion.

     Net revenue of R$ 165.0 million in FY14.

   Adjusted EBITDA of R$ 4.4 million in FY14

Message from Management

The 2013/2014 harvest year was a landmark in BrasilAgro’s history. We began operations outside Brazil with the acquisition of a 50% interest in Cresca S.A. (“Cresca”), which owns 141,000 hectares of rural land in Paraguay. The acquisition was strategic for the Company since it substantially increased its land bank and improved the diversification of its assets. The transaction price was US$ 35.4 million.

Also on the real estate front, in April 2014 we sold 24,624 hectares in Paraguay for US$ 600 per hectare, having acquired the area in December 2013 for US$ 350 per hectare. In June 2014, we sold 1,164 hectares of the Araucária Farm in Goiás for R$ 41.3 million (approximately R$ 45,000/ha).

Another important achievement was obtaining the license to develop another 16,000 hectares, which allows us to maintain our land transformation and maturation pace. In FY14, we concluded the transformation of 13,000 hectares in farms in Brazil and Paraguay, giving a total of 100,300 hectares transformed since the beginning of operations in the 2007/08 harvest year.

This year, we hired the independent consulting firm Deloitte Touche Tohmatsu to appraise the market value of our properties. According to Deloitte’s appraisal, on June 30, 2014, the market value of our portfolio was R$ 1.3 billion.

On the agricultural operations side, we planted 83,000 hectares in the 2013/2014 harvest. Our agricultural results were jeopardized by a severe drought, which reduced yields by 30% in our Bahia farms, which were the worst affected. However, this impact was mitigated, but not eliminated, by the Company’s strategy of diversifying its portfolio into different regions and crops. Farms located in the Midwest produced more than 570,000 tons of sugarcane in the year and the operations in Paraguay closed the harvest with above-budget margins and productivity.

On the financial front, we closed 2014 with net revenue of R$165.0 million, generating adjusted EBITDA of R$ 4.4 million. Cresca’s results are accounted under the equity valuation method and, therefore are not consolidated in BrasilAgro’s financial statements

Reflecting the Company’s strategy of adopting best corporate governance practices, in December 2013 we held the 1st BrasilAgro Day. Around 60 investors and all the Company’s executive officers participated in the event, as did Alejandro Elsztain, a member of the Board of Directors and CEO of Cresud, the Company’s controlling shareholder. The purpose of the event was to provide a complete view of the Paraguay purchase strategy and permit direct access to management.

We began the 2014/2015 harvest year in the absolute certainty that we have the right strategy and a team of highly qualified individuals who are fully committed to creating value for our shareholders.

Release 4Q14	2

Property Portfolio

At the date of this release, the Company’s property portfolio consisted of 276,440 hectares across five Brazilian states and Paraguay, as shown in the table below:

Properties	Location	Acquisition Date	Project	Total Area ha	Arable Area ha
Cremaq Farm	Baixa Grande do Ribeiro/PI	Oct / 06	Grains	27,807	18,622
Jatobá Farm	Barreiras/BA	Mar / 07	Grains and cotton	31,606	24,254
Alto Taquari Farm	Alto Taquari/MT	Aug / 07	Sugarcane	5,186	3,666
Araucária Farm	Mineiros/GO	Apr / 07	Sugarcane	8,124	5,982
Chaparral Farm	Correntina/BA	Nov / 07	Grains and cotton	37,182	27,414
Nova Buriti Farm	Januária/MG	Dec / 07	Florest	24,247	19,004
Preferência Farm	Barreiras/BA	Sep / 08	Grains and Pasture	17,799	14,237
Parceria II Farm	Ribeiro Gonçalves/PI	Nov / 13[1]	Grains	7,181	7,181
Cresca[2]	Boquerón/Paraguai	Dec / 13	Grains and Pasture	117,307	59,619
Total				276,440	179,979

1- BrasilAgro entered into an agricultural exploration partnership at the  Parceria II Farm for up to 11 harvests.

2-Total property area, BrasilAgro has a 50% equity interest in Cresca S.A..

In June 2014, the Company concluded the agricultural exploration partnership in the properties located in Bahia, with a total area of 7,699 hectares (“Parceria Farm I”). The partnership began in the 2012/2013 harvest and the properties were not as profitable as expected.

     Assets in Paraguay

In December 2013, BrasilAgro took another important step in its history with the acquisition of a 50% interest in Cresca, which owns rural land in Paraguay. The acquisition was strategic for the Company, adding 141,000 hectares to its portfolio and improving the diversification of its assets. The transaction price was US$ 35.4 million.

The location, size and level of development of Cresca’s properties are fully compatible with BrasilAgro’s business model for the development of land in frontier areas and the substantial improvement of our land bank. Paraguay is South America’s third largest agricultural producer and has become a natural expansion region for Brazilian farmers.

Moreover, the addition of a new region and country increases the diversification of our portfolio, thereby mitigating not only climate risks, but also logistics-related and regulatory risks.

Also in FY14, Cresca sold 24,624 hectares. This undeveloped area had been acquired for US$ 350 per hectare and was sold  for US$ 600 per hectare, giving a total of US$14.8 million.

After the sale, Cresca held 117,331 hectares, approximately 60,000 hectares of which arable.

Release 4Q14	3

The transaction will only be reflected in the Cresca’s results of September 2014 (1Q15), the sale was accounted after the granting of the deed, which occurred in July 2014, after the end of the fiscal year June 30, 2014.

The joint venture with Cresca is accounted under the equity valuation method and, therefore, no revenue from the sale of the farm will be recorded in BrasilAgro’s financial statements.

     Sale of Properties

In June 2014, the Company sold an area of 1,164 hectares (913 of which arable) in the Araucária Farm. The rural property, located in the municipality of Mineiros, in Goiás, was acquired in 2007 and has a total area of 9,862 hectares, approximately 7,205 hectares of which arable. In May 2013, the Company sold 394 hectares of this property

The price of the sale was 735,000 bags of soybean (805 bags per arable hectare) or R$ 41.3 million (approximately R$ 45,000/ha). The buyer made an initial payment of 75,000 bags of soybean, totaling R$ 4.5 million, and the remainder will be paid in four installments.

The book value of this sale was R$ 10.7 million (acquisition + investments net of depreciation). The project’s internal rate of return was 19%.

After both sales (394 hectares in May 2013 and 1,164 hectares in June 2014), the Araucária Farm now comprises 8,124 hectares, 5,982 hectares of which arable.

     Portfolio Market Value

This year, we hired the independent consulting firm Deloitte Touche Tohmatsu to appraise the market value of our properties. According to Deloitte’s appraisal, on June 30, 2014, the market value of our portfolio was R$ 1.3 billion. The last independent appraisal took place in December 2010 and we will continue to commission them whenever we deem necessary.

Farm	Total area	Deloitte
	ha	06/30/2014
Cremaq	32,702	251,354
Jatobá	31,606	314,436
Chaparral	37,182	275,382
Preferência	17,799	50,585
Alto Taquari	5,186	101,764
Araucária[1]	9,288	192,223
Nova Buriti	24,247	22,271
Cresca (50%)[2]	117,307	84,555
Fair Value	275,318	1,292,570

1- Excludes the sale of 1,164 ha of the Araucária Farm.

2- Refers to the 50% of Cresca held by BrasilAgro.

Release 4Q14	4

The appraisal refers to land only, excluding improvements, and the appraisal methodology was based on the guidelines and regulations of the ABNT – Brazilian Standards Bureau, which establishes asset evaluation criteria.

In line with our internal policy, every year we ourselves also appraise the market value of our farms. On June 30, 2014, this amount, including period sales, came to R$1.2 billion.

In order to estimate the market value of our farms, we considered for each property: (i) the level of development; (ii) soil quality and maturity; and (iii) agricultural aptitude and potential.

Potfolio fair value evolution - in R$ thousand

Farm	Period Sales	BrasilAgro	Period Sales	BrasilAgro
		06/30/2013		06/30/2014
Cremaq	37,388	231,585	-	239,342
Jatobá	-	227,688	-	247,127
Chaparral	-	196,536	-	221,751
Preferência	-	39,648	-	47,044
Alto Taquari	-	107,296	-	109,827
Araucária[3]	10,300	168,304	-	172,274
Nova Buriti	-	28,657	-	29,101
Horizontina	75,000	-	-	-
Cresca (50%)[1]	-	-	16,442	78,856
Fair Value	122,688	999,712	16,442	1,145,321
Total Invested (acquisition + CAPEX)[2]		339,107		391,267

1- Excludes the sale of 1,164 ha of the Araucária Farm.

2- Refers to the 50% of Cresca held by BrasilAgro.

3- Value of the acquisition, plus investments in buildings, improvements and the clearing of areas, less accrued depreciation. The value on June 30, 2014 includes the acquisition of and investments in Cresca.

For comparison, we kept the same metrics of appraisal conducted by Deloitte considering the Cresca’s sale and not considering the sale of Araucaria Farm. The market value of the farm adjusted with the farm sale is $ 138.5 million, according to our internal appraisal.

From the accounting standpoint, the property portfolio is recognized under “Non-current assets” as investment properties, stated at cost plus investments less accrued depreciation. On June 30, 2014, this amount was R$ 391.3 million and does not consider the Cresca’s sale, which will be accounted in the next quarter.

Release 4Q14	5

Development of Areas

On June 30, 2014, 22% of our properties were developed, 27% were under development and 52% were still undeveloped.

Due to the difficulties we have been facing in regard to obtaining licenses for the Nova Buriti Farm, we are studying the best options for the future of the property.

In line with our plan, in the 2013/14 harvest year, we transformed around 13,000 hectares, giving a total of 100,300 hectares transformed since the beginning of operations in 2007/08, indicating average growth of 53%.

During the year, we obtained licenses to develop a further 16,000 hectares, allowing us to maintain our area transformation and maturation pace.

Release 4Q14	6

Agricultural Operations Performance

The table below gives a breakdown of planted area by farm and crop in the 2013/14 harvest:

Planted Area	Sugarcane	Soybean	Corn	Pasture	Other Grains	2nd Corn Crop	Total
Cremaq Farm		14,532	1,954				19,941
Jatobá Farm		13,105	2,044				15,149
Alto Taquari Farm	3,623						3,623
Araucária Farm	5,269						5,269
Chaparral Farm		8,222	2,038				10,260
Preferência Farm		1,597		4,438			6,035
Partnership I Farm		3,405	1,737				5,142
Partnership II Farm		7,182					7,182
Cresca[1]		4,414	2,192	1,987	1,945		10,538
Total 13/14	8,892	52,457	9,965	6,425	1,945	3,455	83,139

     Grains

In 4Q14, we concluded the 2013/14 grain harvest, covering an area of 67,822 hectares, comprising 52,457 hectares of soybean, 13,420 hectares of corn (first and second crops) and 1,945 hectares of other grains (sesame and chia) at the Cremaq, Jatobá, Chaparral, Preferência, Parceria I and II farms and also at Cresca, in Paraguay.

The table below shows yields in the 2012/13 harvest year:

Productivity - harvest year 13/14

Brazil	Kg/ha
Soybean	2,155
New Area - 1st and 2nd year	1,143
Under Development Area - 3rd and 4th year	1,746
Developed Area - Above 4th year	2,662
Corn
Crop	5,415
Second crop	3,703

Paraguay	Kg/ha
Soybean	2,347

Release 4Q14	7

Our properties in the Northeast suffered from a severe drought (see charts below), especially in Bahia, where soybean yield was impacted by around 30%. The operations in Paraguay closed the harvest with above-budget margins and productivity.

     Sugarcane

The Alto Taquari and Araucária farms are entirely planted with sugarcane and are currently in the harvest period. These properties are part of the agreement to supply sugarcane to ETH Bioenergia for two complete sugarcane crop cycles, or six harvest years with five harvests.

The chart below shows the sugarcane results appropriate at sugarcane harvest year (April to November) and at Company’s fiscal year (July 1 to June 30):

Sugarcane harvest year results	year calendar
	2012	2013	2014
Tons harvested	838,528	662,674	135,160
Hectares harvested	9,132	8,062	1,264
TCH - Harvested Tons per Hectares	91.82	82.20	106.94

Sugarcane fiscal year results	July 1 to June 30:
	2012	2013	2014
Tons harvested	17,749	1,047,792	570,820
Hectares colhidos	7,024	10,951	7,583

The sugarcane results in the year ended June 30, 2014 are impacted by the reduction of the hectares harvested and a fall in yields due to the aging of the plantations.

     Pasture

The Preferência farm has 4,438 hectares of pasture leased to third parties for cattle raising. In Paraguay we have 1,987 hectares of pasture and 970 hectares are leased to third parties for cattle raising.

Release 4Q14	8

Financial Performance

The consolidated financial statements were prepared and are being presented in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board.

EBITDA and Adjusted EBITDA

EBITDA (R$ thousand)	4Q14	4Q13	Change	2014	2013	Change
Gross profit	6,319	39,886	-84.2%	13,673	73,767	-81.5%
Selling expenses	(5,404)	(8,466)	-36.2%	(10,239)	(14,028)	-27.0%
General and administrative	(9,715)	(9,250)	5.0%	(30,378)	(29,233)	3.9%
Other operating revenues/expenses	(867)	(2,251)	-61.5%	285	(3,539)	n.a.
Depreciations	12,789	13,136	-2.6%	21,431	27,997	-23.5%
EBITDA	3,122	33,055	-90.6%	(5,228)	54,964	n.a.

Adjusted EBITDA (R$ thousand)	4Q14	4Q13	Change	2014	2013	Change
Gross profit	6,319	39,886	-84.2%	13,673	73,767	-81.5%
Elimination of gains on biological assets (grains and sugarcane planted)	2,408	(8,606)	n.a.	5,823	(15,342)	n.a.
Selling expenses	(5,404)	(8,466)	-36.2%	(10,239)	(14,028)	-27.0%
General and administrative	(9,715)	(9,250)	5.0%	(30,378)	(29,233)	3.9%
Other operating revenues/expenses	(867)	(2,251)	-61.5%	285	(3,539)	n.a.
Hedge results	5,485	(17,978)	n.a.	4,816	(17,998)	n.a.
Adjusted Depreciations(1)	14,415	14,711	-2.0%	20,404	26,343	-22.5%
Adjusted EBITDA	12,642	8,046	57.1%	4,384	19,970	-78.0%

1- Adjusted depreciation includes depreciation of the already harvested grain and sugarcane crops.

EBITDA was calculated as gross profit adjusted by general, administrative, and selling expenses, other operating revenue and expenses and depreciation expenses. Adjusted EBITDA was calculated by excluding biological assets in progress (sugarcane and grains) and adjusting for the harvest’s derivative results and depreciation expenses, including the depreciation of fixed assets of the farms and administrative installations, developed areas and permanent crops.

Release 4Q14	9

Income Statement

Revenues (R$ thousand)	4Q14	4Q13	Change	2014	2013	Change
Revenues from grains	54,004	81,288	-33.6%	95,896	128,941	-25.6%
Revenues from sugarcane	8,542	15,912	-46.3%	39,406	62,583	-37.0%
Revenues from leasing	303	738	-58.9%	1,143	1,261	-9.4%
Revenues from farm sale	33,737	47,713	-29.3%	33,737	122,713	-72.5%
Other revenues	647	155	317.4%	1,730	1,253	38.1%
Deductions from gross revenue	(3,176)	(203)	1464.5%	(6,861)	(8,391)	-18.2%
Net Sales Revenue	94,057	145,603	-35.4%	165,051	308,360	-46.5%
Change in fair value of biological assets	(8,529)	(9,358)	-8.9%	1,092	2,289	-52.3%
Reversal (loss) of impairment of net realizable value of agriculture products after harvest	(987)	(16)	6068.8%	(2,043)	1,659	n.a.
Net Revenue	84,487	135,825	-37.8%	164,100	312,308	-47.5%
Cost of product sale	(66,276)	(76,185)	-13.0%	(138,535)	(170,643)	-18.8%
Cost of farm sale	(11,892)	(19,754)	-39.8%	(11,892)	(67,898)	-82.5%
Gross Profit (loss)	6,319	39,886	-84.2%	13,673	73,767	-81.5%

     Net Revenue from Sales

Revenue (R$ thousand)	4Q14	4Q13	Change	2014	2013	Change
Total	60,320	97,890	-38.4%	131,314	185,647	-29.3%
Soybean	46,073	70,358	-34.5%	82,073	97,554	-15.9%
Corn	5,133	8,400	-38.9%	9,601	22,576	-57.5%
Sugarcane	8,384	15,679	-46.5%	38,235	61,022	-37.3%
Leasing	175	3,333	-94.7%	426	698	-39.0%
Services	172	-	n.a.	269	-	n.a.
Others	383	121	216.5%	711	3,798	-81.3%

Tons	4Q14	4Q13	Change	2014	2013	Change
	205,056	318,220	-35.6%	693,683	1,217,794	-43.0%
Soybean	55,609	67,541	-17.7%	95,695	100,311	-4.6%
Corn	14,139	22,737	-37.8%	26,720	64,913	-58.8%
Sugarcane	135,160	227,014	-40.5%	570,820	1,047,792	-45.5%
Others	148	928	-84.0%	448	4,778	-90.6%

In 4Q14 net sales revenue totaled R$94.0 million, 35% below the previous year.

Grain net revenue (soybean and corn) in 4Q14 dropped 35% year-over-year, from R$78.8 million, from the sale of 90,300 tons of grain, to R$51.2 million, from the sale of 69,700 tons.

In FY14 net sales revenue totaled R$165.0 million, a 46% decrease year-over-year due to: (i) the R$122.7 million revenue from the sale of farms in FY13 (sale of the Horizontina Farm and part of the Araucária and Cremaq Farms), in comparison to the R$33.7 million in FY14 (sale of part of the Araucária Farm); (ii) the 37% decrease in revenue from sugarcane deliveries to ETH and (iii) the 26% decrease in grain revenue.

Soybean revenue in FY14 dropped 16% over FY13, 11% from the decline in soybean prices and 5% from lower sales in the period, which fell from R$97.5 million (sale of 100,300 tons at R$972.51 per ton) to R$82.0 million (sale of 95,700 tons at R$857.65 per ton).

Also in FY14, corn revenue decreased by 57% year-over-year, from R$22.6 million (sale of 64,900 tons at R$347.78 per ton) to R$9.6 million (sale of 26,700 tons at R$359.33 per ton). The reduction in the number of tons of corn refers to: (i) the reduction in corn planted area over previous harvests sold by March 31, 2014 and 2013, from 11,568 hectares in the 2011/2012 harvest to 8,348 hectares in the 2012/2013 harvest; and (ii) lower sales volume in 4Q14, which fell from 22,700 tons in 4Q13 to 14,100 tons.

Release 4Q14	10

Sugarcane revenue in FY14 dropped 37% over the previous year, from R$ 61.0 million, from the sale of 1,047,000 tons at R$ 58.24 per ton, to R$38.2 million from the sale of 570,000 tons at R$66.98 per ton of sugarcane to ETH. The increase in the price of sugarcane per ton was due to the 1% increase in average TRS (total recoverable sugar) kilo per ton harvested, from 138.59 kg/ton in FY13 to 140.31 kg/ton in FY14 and the 14% increase in the average TRS price, from R$0.42 per kg in FY13 to R$0.48 per kg in FY14. The reduction in the amount of tons of sugarcane was mainly due to the difference in the harvest period, which in the previous crop was concentrated between June and October 2012 and in the current crop between April and September 2013.

Services revenue in FY14 totaling R$ 269,000 came from an advisory services provision agreement related to the development of land owned by Cresca.

     Biological Assets

Biological assets and agricultural products( R$ thousands)	Soybean	Corn	Sugarcane	Gain/Loss
				06/30/14	06/30/13
Production fair value	96,815	17,057	34,493	148,365	155,386
Production cost	(89,339)	(21,512)	(30,599)	(141,450)	(168,439)
Gain and loss on agricultutal products	7,476	(4,455)	3,894	6,915	(13,053)

Gain and loss on biological assets	-	(1,210)	(4,613)	(5,823)	15,342

Change on biological assets fair value	7,476	(5,665)	(719)	1,092	2,289

The biological assets of the Company and its subsidiaries essentially correspond to the sugarcane and second corn crops and are measured at fair value.

Gains or losses in the variation of the fair value of biological assets are determined by the difference between their fair value and their book value. Book value includes investments and costs effectively incurred until the moment of appraisal.

In FY14, the Company recorded a gain of R$1.1 million from biological assets and agricultural products, comprising a loss of R$719,000 from sugarcane and a gain of R$1.8 million from other products.

Gains or losses from sugarcane biological assets and agricultural products are impacted by the difference between the sugarcane harvest year (April to November) and Company’s fiscal year (July to June). In addition, in the fiscal year ended June 30, 2014, we suffered from a fall in yields due to the aging of the plantations.

Release 4Q14	11

The table below shows the results of the sugarcane harvest (April to November):

Year ended June 30, 2013	Crop 11/12	Crop 12/13	Crop 13/14	Total
Net revenue	47,456	13,566		61,022
Cost of sales	(47,562)	(13,595)		(61,157)
Gain(loss) of agriculture products	9,121	5,821		14,941
Profit/(loss)	9,015	5,791	-	14,806

Tons harvested	820,778	227,014		1,047,792

Year ended June 30, 2014	Crop 11/12	Crop 12/13	Crop 13/14	Total
Net revenue		29,763	8,472	38,235
Cost of sales		(26,102)	(8,689)	(34,790)
Gain(loss) of agriculture products		770	3,125	3,894
Profit/(loss)	-	4,430	2,909	7,339

Tons harvested		435,660	135,160	570,820

Crops	Crop 11/12	Crop 12/13	Crop 13/14	Total
Net revenue	48,299	43,328	8,472	100,100
Cost of sales	(49,269)	(39,697)	(8,689)	(97,655)
Gain(loss) of agriculture products	12,129	6,590	3,125	21,844
Profit/(loss)	11,159	10,221	2,909	24,289

Tons harvested	838,528	662,674	135,160	1,636,362

     Inventories

Inventories of agricultural products are measured at their fair value at harvest, considering the average harvest price in line with the prevailing accounting standard. A provision to adjust inventories at the net realized value of agricultural products is constituted when the fair value of the inventory is higher than the realized value. The realization value is the sales price estimated during the normal course of business less estimated selling expenses. The adjustment at realizable value is booked in the period income statement under “Impairment of agricultural products after harvest”.

On June 30, 2014, the amount recognized under impairment of agricultural products was R$2.0 million.

Release 4Q14	12

     Production Costs

The table below gives a breakdown of direct production costs:

Direct Production Cost	Soybean	Corn	Sugarcane	2013/14 average	2012/13 average
Variable costs	86%	91%	90%	83%	83%
Seeds	10%	17%	0%	8%	7%
Fertilizers	24%	38%	21%	24%	28%
Defensive	22%	13%	6%	16%	13%
Agricultural services	23%	18%	48%	27%	28%
Fuels and lubricants	4%	3%	15%	6%	6%
Maintence of machines and instruments	0%	0%	0%	0%	0%
Others	3%	1%	0%	2%	1%
Fixed costs	14%	9%	36%	17%	17%
Labor	6%	5%	5%	5%	4%
Depreciations and amortizations	1%	1%	28%	7%	8%
Leasing	4%	1%	0%	3%	2%
Others	3%	2%	3%	3%	3%

The table below shows the production cost per hectare:

Total production cost (R$/ha)	2013/2014	2013/2012	Change
Soybean	1,668	1,744	-4.4%
Corn	2,384	2,405	-0.9%
Sugarcane	3,583	4,365	-17.9%

Release 4Q14	13

    Cost of Goods Sold

(R$ thousand)	4Q14	4Q13	Change	2014	2013	Change
Cost of Goods Sold	(76,033)	(104,348)	-27.1%	(147,875)	(193,677)	-23.6%
Soybean	(57,326)	(74,994)	-23.6%	(94,945)	(102,744)	-7.6%
Corn	(8,751)	(13,911)	-37.1%	(12,568)	(27,445)	-54.2%
Sugarcane	(8,055)	(11,658)	-30.9%	(34,769)	(52,646)	-34.0%
Leasing	(922)	(1,362)	-32.3%	(3,029)	(2,487)	21.8%
Service	(108)	-	n.a.	(163)	-	n.a.
Others	(871)	(2,423)	-64.0%	(2,402)	(8,355)	-71.2%

(R$ thousand)	4Q14	4Q13	Change	2014	2013	Change
Cost of biological assets	9,757	28,163	-65.4%	9,340	23,034	-59.5%
Soybean	6,321	23,134	-72.7%	5,914	21,606	-72.6%
Corn	3,989	5,211	-23.4%	3,188	6,050	-47.3%
Sugarcane	(634)	(1,937)	-67.3%	(22)	(8,511)	-99.7%
Leasing	-	-	n.a.	-	-	n.a.
Service	-	-	n.a.	-	-	n.a.
Others	81	1,756	-95.4%	259	3,890	-93.3%

(R$ thousand)	4Q14	4Q13	Change	2014	2013	Change
Total of cost of goods sold	(66,277)	(76,185)	-13.0%	(138,535)	(170,643)	-18.8%
Soybean	(51,005)	(51,860)	-1.7%	(89,031)	(81,138)	9.7%
Corn	(4,762)	(8,700)	-45.3%	(9,379)	(21,396)	-56.2%
Sugarcane	(8,689)	(13,595)	-36.1%	(34,790)	(61,157)	-43.1%
Leasing	(922)	(1,362)	-32.3%	(3,029)	(2,487)	21.8%
Service	(108)	-	n.a.	(163)	-	n.a.
Others	(791)	(668)	18.4%	(2,143)	(4,465)	-52.0%

In FY14, the cost of goods sold (COGS) came to R$147.8 million. Due to the fair value adjustments of agricultural products, changes in costs between exercises are directly linked to the market prices of commodities at the time of harvest.

In FY14, total soybean COGS increased by 9.7% year-over-year, from R$81.1 million, from the sale of 100,300 tons at R$ 808.86 per ton, to R$89.0 million, from the sale of 95,700 tons at R$930.36 per ton.

In FY14, total corn COGS fell by 56.2% year-over-year, from R$21.4 million, from the sale of 64,900 tons at R$329.60 per ton, to R$9.4 million, from the sale of 26,700 tons at R$351.03 per ton.

In FY14, total sugarcane COGS fell by 43.1% over FY13, from R$61.1 million, from the sale of 1,047,000 tons at R$58.37 per ton, to R$34.8 million, from the sale of 570,000 tons at R$60.95 per ton.

     Selling Expenses

(R$ thousand)	4Q14	4Q13	Change	2014	2013	Change
Selling expenses	(5,404)	(8,466)	-36.2%	(10,239)	(14,028)	-27.0%
Freight	(3,120)	(1,949)	60.1%	(3,770)	(2,275)	65.7%
Storage	(1,672)	(4,004)	-58.2%	(2,785)	(6,138)	-54.6%
Sales Commission	(1,071)	(1,669)	-35.8%	(1,019)	(4,322)	-76.4%
Others	458	(844)	n.a.	(2,665)	(1,292)	106.3%

In FY14, selling expenses totaled R$10.2 million, 27% down on the previous year.

The reduction in storage expenses refers to cotton processing expenses, which were inexistent this year.

Release 4Q14	14

Commission expenses refers to commission from the sale of farms.

The increase in other selling expenses was mainly due to expenses of R$1.4 million from the opening of a new area at Horizontina Farm before the property was delivered to the buyer and R$525.3 thousand in allowance for doubtful accounts.

     General and Administrative Expenses

(R$ thousand)	4Q14	4Q13	Change	2014	2013	Change
General and administrative	(9,715)	(9,250)	5.0%	(30,378)	(29,233)	3.9%
Depreciations and amortizations	(299)	(337)	-11.3%	(1,118)	(1,295)	-13.7%
Personnel expenses	(7,199)	(7,003)	2.8%	(19,589)	(17,971)	9.0%
Expenses with services provider	(1,287)	(1,265)	1.7%	(4,841)	(5,436)	-10.9%
Leases and Rents	(151)	(149)	1.3%	(698)	(648)	7.7%
Others sales	(779)	(496)	57.1%	(4,132)	(3,883)	6.4%

In 4Q14, general and administrative expenses grew by 5% over the same period in the previous year, from R$ 9.2 million to R$ 9.7 million.

In FY14, general and administrative expenses grew by 4% over FY13, from R$29.2 million to R$30.4 million.

This variation was mainly due to the increase in personnel expenses, due to the higher payroll following the 7.5% annual pay rise and the adjustment of benefits.

      Financial Result

Financial Result (R$ thousand)	4Q14	4Q13	Change	2014	2013	Change
Interest	(1,644)	(1,982)	-17.1%	(8,039)	(8,672)	-7.3%
Monetary Adjustment	(684)	(404)	69.3%	(2,328)	(1,544)	50.8%
Foreign Exchange	(313)	1,880	n.a.	323	1,995	-83.8%
Gain (loss)	(266)	5,937	n.a.	5,525	7,994	-30.9%
Hedge results	(2,664)	(10,339)	-74.2%	(5,583)	(4,963)	12.5%
Other income / expense	1,523	1,039	46.6%	8,542	4,599	85.7%
Total	(4,048)	(3,869)	4.6%	(1,560)	(591)	164.0%

The consolidated financial result is composed of the following items: (i) interest on financing; (ii) the monetary variation on the amount payable from the acquisition of Alto Taquari and Nova Buriti farms; (iii) U.S. dollar exchange variation of the companies’ USD cash position ; (iv) present value of Cremaq, Araucária and São Pedro farms’ sales receivables, which is linked to the soybean bag prices , (v) income from hedge operations and (vi) bank fees and expenses and returns on cash investments with the FIM Guardian fund, Banco Itaú and Banco BTG Pactual.

Monetary variations refer to the amount payable for the acquisition of the Alto Taquari Farm, which is adjusted by the CDI interbank deposit rate and the Nova Buriti Farm, which is adjusted by the IGPM general market price index.

Foreign exchange variations refer to margin deposits as collateral for derivative transactions at offshore brokerage houses.

Release 4Q14	15

     Derivative Operations

Our risk policy primarily aims to hedge the company’s cash flow. In this context, we are concerned not only with the main components of our revenue, but also the main components of our production costs. We therefore monitor on a daily basis: a) the international prices of the main agricultural commodities produced by the company, usually expressed in U.S. dollars; b) the base premium, i.e. the difference between the international and domestic commodity price; c) exchange rates; and d) the prices of the main components such as freight, fertilizers and chemicals, that can significantly impact costs.

The points considered when deciding on the price and margin hedging strategy and tools are listed below:

•        Estimated gross margin based on the current price scenario.

•        Standard deviation from the estimated gross margin for different pricing strategy scenarios.

•        Analysis of the estimated gross margin in stress scenarios for different hedge strategies.

•        Comparison between current estimates and the company’s budget.

  Comparison of the estimated gross margin and the historical average.
  Market expectations and trends.
  Tax aspects.

In line with our policy, the Company began building hedge positions for the 2013/14 harvest year in the first half of 2013. These positions essentially involve the physical purchase of fertilizer and the sale of soybean and dollar futures.

Hedge position on August 28, 2014.

Crop	Soybean		FX
	% hedge¹	Price (USD/bu.)	% hedge²	BRL/USD
13/14	95.80%	13.02	76.52%	2.31
14/15	4.30%	12.82	5.09%	2.46

1- Percentage of volume in tons of soybeans locked in

2- Percentage of expected revenue in USD.

     Equity Income

The investment in Cresca was booked on the purchase date in December 2013 and, considering December 31, 2013 results, not relevant. The Company began booking equity income from Cresca’s result in January 2014.

In FY14 equity income booked from Cresca’s result was a negative R$705,000.

The 24,624 hectares sale will only be reflected in the Cresca’s results of September 2014 (1Q15), the sale was accounted after the granting of the deed, which occurred in July 2014, after the end of the fiscal year June 30, 2014.

Release 4Q14	16

Balance Sheet

     Properties for Investments

The fundamental pillars of the Company’s business strategy are the acquisition, development, exploration and sale of rural properties suitable for agricultural activities. The Company acquires rural properties with significant potential for generating value, subsequently holding the assets and carrying out profitable agricultural activities on them. Once we acquire our rural properties, we begin to implement high-value-added crops and to transform these rural properties by investing in infrastructure and technology, while also entering into lease agreements with third parties. In line with our strategy, when we deem a rural property has reached its optimal value, we sell it to capture the capital gains.

The rural properties acquired by the Company are booked at their acquisition cost, which does not exceed their realized net value, and are recognized under “Non-Current Assets”.

Properties for investment are evaluated at their historical cost, plus investments in buildings, improvements and the clearing of new areas, less accrued depreciation, according to the same criteria detailed for fixed assets.

Farm	Acquisition value	Buildings and improvements	Opening area	Construction in progress	Properties for Investment - Total
Initial Balance	248,123	21,388	68,314	1,282	339,107
In June 30, 2013
Acquisitions	536	273	14,163	4,778	19,750
Reductions	(10,661)	-	(2,094)	(4)	(12,759)
(-) Depreciation/ Amortization	-	(45)	(12,360)	-	(12,405)
In June 30, 2014	237,998	21,616	68,023	6,056	333,693
Fair value of properties for investments in June 30,2014					1,145,321

1- Excludes sugarcane investments.

2- Investments in machinery.

The acquisition of Cresca will be booked as a joint-venture and, therefore, recognized as an investment and its results as equity income.

The write-offs in the period were due to buildings, the clearing of areas and construction in progress.

     CAPEX – Opening of Areas

The table below gives a breakdown of investments in our properties:

CAPEX (R$ thousand)	4Q14	4Q13	Change	2014	2013	Change
Maintenance	751	436	72.2%	3,566	3,932	-9.3%
Opening	3,990	4,152	-3.9%	13,550	14,315	-5.3%
Total	4,741	4,589	3.3%	17,116	18,247	-6.2%

Release 4Q14	17

     Depreciation – Opening of Areas

The table below shows area clearing depreciation:

Depreciation (R$ thousand)	4Q14	4Q13	Change	2014	2013	Change
Maintenance	(675)	(644)	4.9%	(2,784)	(2,421)	15.0%
Opening	(2,483)	(2,377)	4.5%	(9,576)	(9,242)	3.6%
Total	(3,158)	(3,021)	4.6%	(12,360)	(11,664)	6.0%

     Indebtedness

The table below shows BrasilAgro’s short and long-term loans and financing on June 30, 2014 and June 30, 2013.

Loans and Financing (R$ thousand)	Expiration	Annual Interest Tax - %	06/30/2014	06/30/2013	Change
Short term
Financiamento de Custeio Agrícola - BNB	jul/14	7.23 and 10.69	44,712	31,403	42.4%
Financiamento Projeto Cremaq e Jaborandi - BNB	oct/14	7.23	12,742	7,845	62.4%
Financiamento de Máquinas e Equipamentos - FINAME	mar/15	5,50 to 8,70	1,814	2,164	-16.2%
Financiamento de cana de açúcar - Itaú	oct/14	TJLP + 3,00 to 3,10	2,985	3,517	-15.1%
			62,253	44,929	38.6%

Long term
Financiamento de cana de açúcar - Itaú	jul/15	TJLP + 3,10	1,610	4,287	-62.4%
Financiamento de Máquinas e Equipamentos - FINAME	nov/16	5.5 to 8.7	1,056	2,769	-61.9%
Financiamento Projeto Cremaq e Jaborandi - BNB	oct/21	7.23 and SELIC/TJLP + 4.45	55,243	49,868	10.8%
			57,909	56,924	1.7%
Total			120,162	101,853	18.0%

The bulk of the Company’s debt comprises loans and financing from development banks and/or government development agencies, through direct and indirect lending, at interest rates that are cheaper than the market rates. In FY14, government development agencies disbursed financing of R$56.7 million.

The balance of loans and financing came to R$120.4 million and R$101.8 million on June 30, 2014 and June 30, 2013, respectively.

In addition, the balance of accounts payable on acquisitions on June 30, 2014 was R$44.8 million, 2% up on June 30, 2013, due to the restatement of the installments, which are adjusted by the IGPM inflation index, the CDI interbank rate and the U.S. dollar. In 2Q14 we settled the outstanding balance of the Jatobá farm.

Acquisitions payable (R$ thousand)	06/30/2014	06/30/2013	Change
Jatobá Farm	-	2,163	-100.0%
Alto Taquari Farm	26,060	23,841	9.3%
Nova Buriti Farm	18,760	17,646	6.3%
Total	44,820	43,650	1.9%

Release 4Q14	18

Capital Markets

     Share Performance

On September 5, 2014, BrasilAgro’s shares (AGRO3) were quoted at R$ 9.70, giving a market cap of R$ 566.7 million, while its ADRs (LND) were quoted at US$ 4.34.

AGRO3 x Ibovespa

(base 100 = 14/03/2013)

Release 4Q14	19

Definitions

4Q13 – quarter ended June 30, 2013.

FY13 – year ended June 30, 2013.

Harvest 12/13 – fiscal year begun on July 1, 2012 and ended June 30, 2013

4Q14 – quarter ended June 30, 2014.

FY14 – year ended June 30, 2014.

Harvest 13/14 – fiscal year begun on July 1, 2013 and ended June 30, 2014.

Disclaimer

The statements contained in this document related to the prospects for BrasilAgro’s businesses, projected operating and financial income and growth are merely projections, and as such are based exclusively on management’s expectations. These expectations depend materially on market conditions, the performance of the Brazilian economy, the industry and international markets, and are therefore subject to change without prior notice.

Release 4Q14	20

Income Statement (R$ ‘000)

	4Q14	4Q13	Change	2014	2013	Change

Revenues from grains	54,004	81,288	-33.6%	95,896	128,941	-25.6%
Revenues from sugarcane	8,542	15,912	-46.3%	39,406	62,583	-37.0%
Revenues from leasing	303	738	-58.9%	1,143	1,261	-9.4%
Revenues from farm sale	33,737	47,713	-29.3%	33,737	122,713	-72.5%
Other revenues	647	155	317.4%	1,730	1,253	38.1%
Deductions from gross revenue	(3,176)	(203)	1464.5%	(6,861)	(8,391)	-18.2%
Net Sales Revenue	94,057	145,603	-35.4%	165,051	308,360	-46.5%
Change in fair value of biological assets	(8,529)	(9,358)	-8.9%	1,092	2,289	-52.3%
Reversal (loss) of impairment of net realizable value of agriculture products after harvest	(1,041)	(420)	147.9%	(2,043)	1,659	n.a.
Net Revenue	84,487	135,825	-37.8%	164,100	312,308	-47.5%
Cost of product sale	(66,276)	(76,185)	-13.0%	(138,535)	(170,643)	-18.8%
Cost of farm sale	(11,892)	(19,754)	-39.8%	(11,892)	(67,898)	-82.5%
Gross Profit (loss)	6,319	39,886	-84.2%	13,673	73,767	-81.5%

Selling expenses	(5,404)	(8,466)	-36.2%	(10,239)	(14,028)	-27.0%
General and administrative	(9,715)	(9,250)	5.0%	(30,378)	(29,233)	3.9%
Depreciations and amortizations	(299)	(337)	-11.3%	(1,118)	(1,295)	-13.7%
Personnel expenses	(7,199)	(7,003)	2.8%	(19,589)	(17,971)	9.0%
Expenses with services provider	(1,287)	(1,265)	1.7%	(4,841)	(5,436)	-10.9%
Leases and Rents	(151)	(149)	1.3%	(698)	(648)	7.7%
Others sales	(779)	(496)	57.1%	(4,132)	(3,883)	6.4%

Other operating revenues/expenses	(867)	(2,251)	-61.5%	285	(3,539)	n.a.

Financial result	(4,048)	(3,869)	4.6%	(1,560)	(591)	164.0%
Financial income	8,538	(1,654)	n.a.	40,051	38,000	5.4%
Interest on Financial Investments	1,706	1,417	20.4%	9,484	5,598	69.4%
Interest on assets	967	120	705.8%	2,635	919	186.7%
Foreign exchange variations on liabilities	844	2,205	-61.7%	6,011	5,116	17.5%
Gain (loss) on receivables of farms and machines sales	5,790	8,267	-30.0%	19,086	10,324	84.9%
Realized results with derivatives	(1,232)	(7,825)	-84.3%	-	-	n.a.
Unrealized results with derivatives	463	(5,838)	n.a.	2,835	16,043	-82.3%
Financial expenses	(12,586)	(2,215)	468.2%	(41,611)	(38,591)	7.8%
Bank charges	(183)	(378)	-51.6%	(942)	(999)	-5.7%
Interest on liabilities	(2,611)	(2,102)	24.2%	(10,674)	(9,591)	11.3%
Monetary variations	(684)	(404)	69.3%	(2,328)	(1,544)	50.8%
Foreign exchange variations on liabilities	(1,157)	(325)	256.0%	(5,688)	(3,121)	82.2%
Gain (loss) on receivables of farms and machines sales	(6,056)	(2,330)	159.9%	(13,561)	(2,330)	482.0%
Realized results with derivatives	(5,101)	(8,998)	-43.3%	(6,699)	(16,622)	-59.7%
Unrealized results with derivatives	3,206	12,322	-74.0%	(1,719)	(4,384)	-60.8%

Equity pickup	(2,554)	-	n.a.	(704)	-	n.a.

Profit (loss) before income and social contribution taxes	(16,269)	16,050	n.a.	(28,923)	26,376	n.a.

Income tax and social contribution	9,716	3,185	205.1%	15,561	2,351	561.9%

Net income (loss) for the year	(6,553)	19,235	n.a.	(13,362)	28,727	n.a.

Outstanding shares at the end of the period	58,422,400	58,422,400		58,422,400	58,422,400

Net income (loss) basic and diluted per share - R$	(0.11)	0.33	n.a.	(0.23)	0.49	n.a.

Release 4Q14	21

Balance Sheet (R$ ‘000)

Balance Sheet (R$ thousand)
	6/30/2014	6/30/2013	Change
Current assets
Cash and Cash equivalents	86,745	75,694	14.6%
Markable securities	21,532	9,244	133%
Trade accounts receivable	65,010	131,102	-50.4%
Inventories	40,210	28,805	39.6%
Biologial assets	1,421	1,201	18.3%
Fiscal and tax credits	3,749	7,655	-51.0%
Transactions with derivatives	18,255	17,081	7%
Transactions with related parties	723	347	108%
Other assets	442	430	3%
	238,087	271,559	-12%

No current assets
Biological assets	31,202	36,656	-14.9%
Markable securities	13,782	17,988	-23%
Fiscal and tax credits	29,849	25,736	16%
Diferred taxes	43,554	25,216	73%
Associated and subsidiary	63	1,714	-96%
Transactions with related parties	26,068	-	n.a.
Trade accounts receivable	37,453	33,729	11.0%
Properties for investment	334,803	339,108	-1.3%
Other assets	4,644	1,633	184%
	521,418	481,780	8%

Investments	50,369	70	71856%
Property, plant and euipment	13,542	14,851	-8.8%
Intagible assets	4,966	2,570	93%
	590,295	499,271	18%

Total assets	828,382	770,830	7%

Release 4Q14	22

Balance Sheet (R$ ‘000)

Liabilities and Stockholders' Equity	06/30/2014	06/30/2013	Change
Current liabilitie
Suppliers	8,158	7,777	4.9%
Loans and financing	62,253	44,929	38.6%
Labor obligations	8,730	8,752	-0.3%
Taxes payable	6,501	2,306	181.9%
Dividends proposed	25	1,963	-98.7%
Transactions	204	2,860	-92.9%
Acquisitions payable	44,820	43,650	2.7%
Transactions with related parties	33,237	183	18062.3%
Advance from customers	579	-	n.a.
Onerous contract	15,038	2,124	608.0%
	179,545	114,544	56.7%

No current liabilities
Loans and financing	57,909	56,924	1.7%
Taxes payable	2,482	5,812	-57.3%
Transactions with derivatives	-	1,140	-100.0%
Provisions for legal claims	3,573	4,802	-25.6%
Other Obligations	967	623	55.2%
	64,931	69,301	-6.3%

Stockholders' equity capital and reserves attributed to the parent company stockholders'
Capital	584,224	584,224	0.0%
Capital reserves	4,201	3,385	24.1%
Treasury shares	(1,934)	-	n.a.
Profit reserves	-	2,374	-100.0%
Proposal dividends	-	3,922	-100.0%
Others reserves	8,403	(6,920)	n.a.
Accumulated losses	(10,988)	-	n.a.

Total stockholders' equity	583,906	586,985	-0.5%

Total liabilities and stockholders' equity	828,382	770,830	7.5%

Release 4Q14	23

Cash Flow (R$ ‘000)

	2014	2013

Net Income	(13,362)	28,727
Adjustments to reconcile net income
Depreciation and amortization	21,431	27,997
Fam sale gain	(21,845)	(54,815)
Granting of stock options	816	1,251
Residual value of fixed assets	830	2,061
Equity Pickup	2,098	-
Patrimonial Equivalence	704	-
Gain (loss) on derivatives	(1,116)	(11,659)
Exchange rate, monetary and financial charges	180	4,383
Ajuste a valor presente de contas a receber pela venda de fazendas e máquinas	(4,965)	(6,981)
Income and social contribution taxes	(18,338)	(10,258)
Fair value of biological assets and agricultural products and depletion of harvest	(1,092)	(2,289)
Reversal of impairment of agricultural products after harvest	2,043	(1,659)
Allowance for doubtful accounts	525	490
Onerous contracts	579	-
Provisions for lawsuits	(1,229)	3,619
	(32,741)	(19,133)
Change in operating working capital
Clients	65,235	(48,751)
Inventories	(14,072)	43,417
Biological Assets	1,337	(10,334)
Recoverable Taxes	882	(516)
Derivative Transactions	(1,971)	(15,520)
Other credits	(2,866)	(1,246)
Suppliers	(237)	3,718
Related parties	(5,557)	-
Payable Taxes	-	2,321
Paid income tax and social contribution	(366)	-
Labor obligations	(22)	1,316
Clients advance	12,914	(2,366)
Other obligations	344	622
Net Cash generated by (used in) operating activities	22,880	(46,472)
CASH fLOW FROM INVESTMENTS ACTIVITIES

Additions to immobilized and intangible	(2,413)	(3,383)
Additions to property for investments	(20,859)	(24,957)
Rescur (Application) for rescue of securities	1,222	(4,035)
Increase in investments and participations	(14,463)	-
Cresca joint venture acquisition	(8,592)	-
Amount received from the sale of farm	35,255	86,460
Net cash (invested in) operating activities	(9,850)	54,085

CASH FLOW OF FINANCING ACTIVITIES
Farm acquisition payment	(2,239)	-
Loans and financing	56,723	40,407
Interest from Loans and Financing	(2,224)	(3,097)
Payment of loans and financing	(44,100)	(36,693)
Treasury shares	(1,934)	-
Dividens payed	(5,883)	-
Acquisition of rights to receive from loans	(2,322)	-
Generated (provided) net cash by financing activities	(1,979)	617
Increase (decrease) in cash and cash equivalents	11,051	8,230
Cash and cash equivalents at the beginning of the year	75,694	67,464
Cash and cash equivalents at the end of the year	86,745	75,694
	11,051	8,230

Release 4Q14	24

Pesos e medidas usados na agricultura
1 tonelada	1.000 kg
1 kg	2,20462 libras
1 libra	0,45359 kg
1 acre	0,40469 hectares
1 acre	0,1840 alqueire
1 hectare (ha)	2,47105 acres
1 hectare (ha)	10.000 m²
1 alqueire	5,4363 acres
Soja
1 bushel de soja	60 libras	27,2155 kg
1 saca de soja	60 kg	2,20462 bushels
1 bushel/acre	67,25 kg/ha
1,00 US$/bushel	2,3621 US$/saca
Milho
1 bushel de milho	56 libras	25,4012 kg
1 saca de milho	60 kg	2,36210 bushels
1 bushel/acre	62,77 kg/ha
1,00 US$/bushel	2,3621 US$/saca
Algodão
1 fardo	480 libras	217,72 kg
1 arroba	14,68 kg
Cana-de-açucar
ATR - Açucar Total Recuperável

Release 4Q14	25

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 10, 2014.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

	By:	/s/ Julio Cesar de Toledo Piza Neto
		Name:	Julio Cesar de Toledo Piza Neto
		Title:	Chief Executive Officer and Investor Relations Officer

Date: September 10, 2014.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Chief Administrative Officer